

December 3, 2024

Shona Wilson
Chief Financial Officer
enCore Energy Corp.
101 N. Shoreline Blvd., Suite 450
Corpus Christi, Texas 78401

   Re: enCore Energy Corp.
     Form 40-F for Fiscal Year Ended December 31, 2023
     Response dated November 13, 2024
     File No. 001-41489

Dear Shona Wilson:

   We have reviewed your November 13, 2024 response to our comment letter and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024 letter.

Form 40-F for Fiscal Year Ended December 31, 2023

Exhibit 99.1, page 1

1. We note your response to prior comment 1. The recovery factor is material information that should be included in your filing. Please confirm that this disclosure will be included in subsequent filings.

Exhibit 99.2, page 1

2. Your response to prior comment 2 indicates that the Rosita and Kingsville Dome plants have an annual capacity of 1.6 million pounds per year with respect to ion exchange capacity, precipitating, filtering, drying and packaging U_3O_8. Your response also indicates that the Alta Mesa plant has an annual ion exchange capacity of 1.5 million pounds U_3O_8, and an annual capacity of 500,000 pounds with respect to precipitating, filtering, drying and packaging U_3O_8.

Based on your response it appears that your ion exchange capacity is 3.1 million pounds U3O8 per year and your capacity to precipitate, filter, dry, and package is 2.1 million pounds U3O8 per year. Please confirm that these numbers are correct and, if so, revise subsequent disclosures to clarify the type of capacity with respect to each facility. This would entail revising the table on page 17 to accurately disclose the ion exchange capacity at each location and the capacity associated with precipitating, filtering, drying, and packaging U3O8 at each location.

You should also clearly identify the locations that have current mineral resources and the locations in which your assumptions are based on no mineral resources or reserves.

Please contact Jennifer O'Brien at 202-551-3721 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions about engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation